SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.

10th Floor B Building

Futian Tian’an Hi-Tech Venture Park

Futian District, Shenzhen

Guangdong Province, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.

Dated: May 19, 2008	By:	/s/ Dong Xu
	Name:	Dong Xu
	Title:	Chairman and Chief Executive Officer

EXHIBITS

Exhibit No.	Description
1.1	Press Release

Exhibit 1.1

Noah Education Announces Results for the Third Fiscal Quarter

Ended March 31, 2008

SHENZHEN, China, May 15, 2008 – Noah Education Holdings Ltd. (“Noah”) (NYSE: NED), a leading provider of interactive education content in China, today announced its unaudited financial results for the fiscal quarter ended March 31, 2008, which is the third quarter for Noah’s fiscal year ending June 30, 2008.1

Highlights for the Third Fiscal Quarter Ended March 31, 2008

•	Total net revenues were RMB184.1 million (US$26.3 million), an increase of 8.5% over the corresponding period last year.

•	Gross margin was 55.3% compared to 50.8% during the corresponding period a year ago, and operating margin for the quarter was 14.3% as compared to 13.4% for the third quarter of 2007.

•	Net income was RMB55.4 million (US$7.9 million), an increase of 113.8% over the corresponding period last year.

•

Basic and diluted earnings per share were RMB1.45 (US$0.21) and RMB1.40 (US$0.20), compared to RMB0.40 (US$0.05) and RMB0.38 (US$0.05) of the second quarter of 2008, respectively. Basic and diluted earnings per share excluding share-based compensation expenses and the change in the fair value of warrants (non-GAAP) were RMB1.49 (US$0.21) and RMB1.46 (US$0.21), compared to RMB0.79 (US$0.11) and RMB0.77 (US$0.11) of the second quarter of 2008, respectively.

•	Total sales volume of handheld digital learning devices (DLDs) for the third quarter increased 6.3 % year-over-year to approximately 174,742.

•

As of March 31, 2008, the total number of schools signed up for the “Access Noah” program increased 50% to over 600, covering more than 1.4 million students, up from approximately 400 schools and 900,000 students at the end of December 2007.

“I am very pleased to report strong results this quarter,” said Mr. Dong Xu, Noah’s chairman and chief executive officer. “Even with severe winter storms across southern China during the quarter, we were able to post robust numbers and get back on track with our growth plan.” Mr. Xu continued, “We remain the market leader in DLD sales in China and continued to gain market share during the past quarter. We have proven our ability to deliver strong growth in our core business and have begun to leverage our strengths to transform Noah into the leading brand in supplemental education services in China, providing a wide range of products, services and content.”

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.012 to US$1.00, the noon buying rate as of March 31,2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Mr. Rick Chen, Noah’s executive vice president added, “The cornerstone of our efforts to become a full-spectrum supplement education service company is our in-school initiative, ‘The Access Noah Program.’ Access Noah is now active in more than 600 schools and reaches over 1.4 million students. With Access Noah we aim to help students and teachers improve classroom-learning efficacy, stimulate interest in academic study among students, and produce visible improvements in test scores.” Mr. Chen continued, “Reaching students and teachers in schools has also had significant positive effects on our business. Through Access Noah we have extended the reach of our marketing dollars and been able to deepen our understanding of the learning habits and teaching behaviors of students and teachers. With this experience we are improving our existing products and services and building out the community of on-line and off-line users of Noah products and services. These loyal users will be key to Noah’s future and the foundation of a community of knowledge-sharing centered around the Noah brand. “

Financial Results for the Fiscal Quarter Ended March 31, 2008

For the third fiscal quarter of 2008, Noah reported net revenues of RMB184.1 million (US$26.3 million), an 8.5% increase over net revenues of RMB169.6 million in the third quarter of the previous year.

Total sales volume of DLDs for the quarter was 174,742, a 6.3% increase from approximately 164,417 in the third quarter of fiscal year 2007. E-dictionary sales volume decreased to approximately 135,302, a 25.3% decrease over 181,037 sold in the corresponding period last year.

Total courseware available increased to approximately 35,000 from 32,000 in the previous quarter and approximately 27,000 in the third quarter of the previous year. The company’s new proprietary graphic calculator technology embedded in a number of higher-end DLD products accounted for approximately 65% of all DLDs sold in the quarter.

During the quarter, the company opened one new after-school tutoring center, bringing the total number of such centers to ten.

Gross margin was 55.3% compared to 50.8% in the corresponding period last year. The increase was primarily attributable to the company’s increased focus on selling higher-margin DLDs in the overall product mix and to a decrease in the cost of raw materials.

Sales and marketing expenses were RMB56.2 million (US$8.0 million), or 30.5% of revenues, compared to RMB55.2 million, or 32.6% of revenues in the corresponding period last year.

Operating margin for the quarter was 14.3% compared to 13.4% in the corresponding period last year. Excluding share-based compensation expenses, operating margin for the quarter was 15.6%, compared to 14.3 % in the corresponding period last year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased 70.9% to RMB2.46 million (US$0.35 million) up from RMB1.44 million in the corresponding period last year.

Net income for the quarter was RMB55.4 million (US$7.9 million), a 113.8% increase over RMB25.9 million in the third fiscal quarter of 2007. Net income excluding share-based compensation expenses and the change in the fair value of warrants (non-GAAP) was RMB57.1 million (US$8.1 million), an increase of 108.5% year-over-year.

Basic and diluted earnings per share amounted to RMB1.45 (US$0.21) and RMB1.40 (US$0.20), compared to RMB0.40 (US$0.05) and RMB0.38 (US$0.05) of the previous quarter, respectively. Basic and diluted earnings per share excluding share-based compensation expenses and the change in the fair value of warrants were RMB1.49 (US$0.21) and RMB1.46 (US$0.21), respectively. Each ADS represents one ordinary share. The weighted averaged ordinary shares outstanding in calculating basic and diluted earnings per share were 38,198,045 and 39,136,046 respectively.

As of March 31, 2008, Noah had cash and cash equivalents of RMB1,027.9 million (US$146.6 million).

Financial Results for the Nine Months Ended March 31, 2008

For the nine months ended March 31, 2008, Noah reported net revenues of RMB554.0 million (US$79.0 million), a 17.3% increase over net revenues of RMB472.1 million in the corresponding period last year.

Operating margin for the nine months ended March 31, 2008 was 15.1 % compared to 13.5 % in the nine months ended March 31, 2007.

Net income for the nine months ended March 31, 2008 was RMB113.7 million (US$16.2 million), an 82.2% increase over RMB62.4 million in the nine months ended March 31, 2007. Net income excluding share-based compensation expenses and the change in the fair value of warrants (non-GAAP) for the nine months ended March 31, 2008 was RMB136.9 million (US$19.5 million), representing a 82.4% increase year-over-year.

Basic and diluted earnings per share amounted to RMB3.61 (US$0.52) and RMB3.49 (US$0.50), respectively. Basic and diluted earnings per share excluding share-based compensation expenses and the change in the fair value of warrants were RMB4.35 (US$0.62) and RMB4.13 (US$0.59), respectively.

Outlook for Fourth Quarter and Full Year 2008

Noah expects its total net revenue for the fourth quarter of fiscal year 2008 (April 1, 2008 to June 30, 2008) to grow in the range of 16% to 18%, compared to the corresponding period last year. Noah expects net income growth in the fourth fiscal quarter 2008 in the range of 350% to 400%, as compared to the corresponding period last year.

In addition, The Company has raised it forecast for total net profit for full fiscal year 2008 to be in the range of RMB128 million to RMB130 million. This forecast reflects Noah’s current and preliminary view, which is subject to change.

Conference Call Information

Noah’s management will host an earnings conference call at 8 p.m. on May 15, 2008 U.S. Eastern Standard Time (8 a.m. on May 16, 2008 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US Toll Free:	+1 866-700-0133
Hong Kong:	+852-3002-1672
International:	+1 617-213-8831

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Noah earnings call”.

A replay of the conference call may be accessed by phone at the following number until June 14, 2008

International:	+1 617-801-6888
Passcode:	72140556

Additionally, a live and archived webcast of this conference call will be available at http://ir.noahtech.com.cn.

About Noah

Noah Education Holdings Limited (“Noah”) (NYSE: NED) is a leading provider of interactive supplemental education content and services in China. Noah develops and markets interactive multimedia learning materials mainly to complement prescribed textbooks used in China’s primary and secondary school curricula. Noah delivers content primarily through handheld digital learning devices, or DLDs. Noah content is also available through the company’s on-line website and Noah distribution centers nationwide. Noah runs after-school tutoring centers in Chengdu, Chongqing and Beijing. Additionally, Access Noah, an in-school initiative, is bringing Noah products and services into China’s public schools.

For more information about Noah, please visit www.noahtech.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s filings with the SEC.

For investor and media inquiries, please contact:

In China:
Wendy Li
Noah Education Holdings Limited
Tel: +86 (755) 8204-3194
E-mail: lixin@noah21cn.com

Helen Plummer
Ogilvy Public Relations Worldwide (Beijing)
Tel: +86 (10) 8520-3090
E-mail: helen.plummer@ogilvy.com

In the United States:
Jessica Cohen
Ogilvy Public Relations Worldwide (New York)
Tel: +1 (646) 460-9989
E-mail: jessica.cohen@ogilvy.com

Noah Education Holdings Ltd.

Condensed Consolidated Statements of Operations

	Three months ended 31 March		Nine months ended 31 March
	2007 (Unaudited)	2008 (Unaudited)	2007 (Unaudited)	2008 (Unaudited)
	RMB	RMB	RMB	RMB
Net revenue	169,645,527	184,094,696	472,144,600	553,991,798
Cost of revenue	(83,444,075)	(82,381,971)	(221,126,857)	(270,886,343)

Gross profit	86,201,452	101,712,725	251,017,743	283,105,455
Total operating expenses	(75,243,746)	(86,546,047)	(222,215,715)	(236,669,883)
Other operating income	11,786,873	11,110,671	34,987,387	37,008,519

Operating income	22,744,579	26,277,348	63,789,415	83,444,090
Derivative gain (loss)	0	823,661	0	(5,238,686)
Interest income	580,945	6,172,075	1,731,153	14,719,199
Other Non-Operating income	0	22,578,606	0	22,578,606

Income before income taxes	23,325,524	55,851,690	65,520,568	115,503,208
Income taxes	2,601,798	(417,200)	(3,070,499)	(1,756,048)

Net income	25,927,322	55,434,490	62,450,069	113,747,160
Deemed dividend	(354,296)	0	(1,112,482)	(379,092)
Preference stock dividends	0	0	(17,705,374)	0

Net income attributable to ordinary shareholders	25,573,026	55,434,490	61,337,587	113,368,068

Net income per share
Basic	0.94	1.45	2.02	3.61
Diluted	0.92	1.40	1.96	3.49

Income attributable to shareholders
Basic	20,158,909	55,434,490	47,048,056	113,747,160
Diluted	25,927,322	54,610,829	42,495,513	113,747,160

Weighted average ordinary shares outstanding
Basic	21,473,442	38,198,045	21,473,442	31,483,788
Diluted	28,262,748	39,136,046	21,656,358	32,571,634

Noah Education Holdings Ltd.

Condensed Consolidated Balance Sheet

	December 31, 2007	March 31, 2008
	(Unaudited)	(Unaudited)
	RMB	RMB
Assets:
Current assets
Cash and cash equivalents	1,052,686,157	1,027,945,912
Accounts receivables, net of allowance	138,828,764	200,202,353
Related party receivables	3,113,771	2,417,793
Inventories	95,475,567	80,127,971
Prepaid expenses, deferred tax assets and other current assets	50,753,154	44,737,650

Total current assets	1,340,857,413	1,355,431,678
Property, plant and equipment, net	17,715,849	17,585,084
Intangible assets, net	8,045,998	6,868,224

Total assets	1,366,619,260	1,379,884,986

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	51,616,818	49,110,695
Other payables, accruals, advances from customers and deferred revenues	40,573,588	41,458,455
Income taxes payable	902,058	1,271,907

Total current liabilities	93,092,464	91,841,057
Warrants	10,605,494	9,376,959

Total liabilities	103,697,958	101,218,015

Mezzanine Equity
Convertible Series A Preference Shares	0	0
Shareholders’ Equity
Ordinary shares	15,395	15,395
Additional paid-in capital	1,171,639,152	1,172,850,038
Accumulated other comprehensive loss	(28,095,758)	(68,995,467)
Retained earnings	119,362,513	174,797,004

Total shareholders’ equity	1,262,921,302	1,278,666,971

Total liabilities and shareholders’ equity	1,366,619,260	1,379,884,986

About Non-GAAP Financial Measures

To supplement its financial information presented in accordance with accounting principles generally accepted in the United States (“GAAP”), Noah uses the following measures defined as non-GAAP measures by the SEC: adjusted gross profit, adjusted operating income and adjusted net income, each excluding share-based compensation expenses and changes in the fair value of warrants issued to Lehman Brothers Commercial Corporation Asia Limited to purchase additional ordinary shares. Noah believes that gross profit, operating income and net income measures on non-GAAP basis indicate Noah’s baseline performance before subtracting those charges. In addition, these non-GAAP measures are among the primary indicators management uses as a basis for its planning and forecasting of future periods. By disclosing the non-GAAP amounts, management intends to provide investors with additional information to analyze Noah’s performance and underlying trends. The presentation of these non-GAAP measures is not intended to be considered in isolation or as for financial information prepared and presented in accordance with GAAP. See the table below for a reconciliation of non-GAAP amounts to amounts reported under GAAP.

Noah Education Holdings Ltd.

Reconciliation of Non-GAAP to GAAP

	Three months ended 31 March				Nine months ended 31 March
	2007 (Unaudited)		2008 (Unaudited)		2007 (Unaudited)		2008 (Unaudited)
	RMB	% of Rev	RMB	% of Rev	RMB	% of Rev	RMB	% of Rev
GAAP net revenue	169,645,527	100.0%	184,094,696	100.0%	472,144,600	100.0%	553,991,798	100.0%

GAAP gross profit	86,201,452	50.8%	101,712,725	55.3%	251,017,743	53.2%	283,105,455	51.1%
Share-based compensation	73,447	0.0%	63,643	0.0%	302,379	0.1%	315,800	0.1%

Non-GAAP gross profit	86,274,899	50.9%	101,776,368	55.3%	251,320,122	53.2%	283,421,255	51.2%

GAAP operating income	22,744,579	13.4%	26,277,348	14.3%	63,789,415	13.5%	83,444,090	15.1%
Share-based compensation	1,439,481	0.8%	2,460,749	1.3%	12,596,300	2.7%	17,878,026	3.2%

Non-GAAP operating income	24,184,060	14.3%	28,738,097	15.6%	76,385,715	16.2%	101,322,116	18.3%

GAAP net income	25,927,322	15.3%	55,434,490	30.1%	62,450,069	13.2%	113,747,160	20.5%
Share-based compensation	1,439,481	0.8%	2,460,749	1.3%	12,596,300	2.7%	17,878,026	3.2%
Change in the fair value of warrants	0	0.0%	(823,661)	-0.4%	0	0.0%	5,238,686	0.9%

Non-GAAP net income	27,366,803	16.1%	57,071,578	31.0%	75,046,369	15.9%	136,863,872	24.7%

GAAP net income per share
Basic	0.94		1.45		2.02		3.61
Diluted	0.92		1.40		1.96		3.49

Non-GAAP net income per share
Basic	0.99		1.49		2.99		4.35
Diluted	0.96		1.46		3.05		4.13